ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

_______________________________________________________________________________________

March 4, 2022

Ruairi Regan

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington DC 20549

Re:Rhove Real Estate 1, LLC

Offering Statement on Form 1-A

Filed September 17, 2021

File No. 024-11645

Dear Mr. Regan:

Please accept this letter and filing of Form 1-A/A in response to the Commission’s letter of February 28, 2022.

Description of City Park Quad (Columbus) Series, page 79

We note your response to comment 1. Please revise your filing to include explanatory disclosures for the following:

• the in-place lease and its expiration date

• expected timeline of renovations of the four units and which party will be responsible for those costs

• expected timeline of commencing the AirBNB operations

• unaudited information about current monthly rental revenue and operating expenses including a discussion about the company’s expectations regarding those revenues and expenses going forward and what basis the information is provided on [e.g. cash basis, GAAP basis]

• the expected accounting for the investment

In addition, please confirm to us the company’s intention to include audited investee financial statements of City Park Quad in your filings on an annual basis going forward.

All explanatory disclosures requested by the Commission have been added to the latest filed version of the Offering Circular. In addition, this letter will confirm the company’s

____________________________________________________________________________________________________________________________

Washington DC Office     1440 G Street NW     Washington DC 20005

Cell: (813) 309-6258

Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

Member of the Florida Bar

intention to include audited investee financial statements of City Park Quad in your filings on an annual basis going forward as required by applicable laws and regulations.

U.S. Federal Income Tax Considerations, page 107

We note your disclosure on page 110 that you intend to elect to be taxed as a REIT under

Sections 856 through 860 of the Internal Revenue Code. We also note your disclosure on page 56 that you intend for each series to elect and qualify to be taxed as a REIT and your disclosure on page 33 that certain of the series may elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. Please revise your disclosure in this section and your risk factor disclosure to state clearly whether you intend each series, the limited liability company and/or the series LLC organization, to qualify as a REIT. Disclose the impact on the REIT status of each other series if a particular series ceases to be a

REIT. To the extent you intend that each series qualify as a REIT, revise your disclosure to clearly address the legal basis including any applicable Treasury Regulations on which you would rely to qualify such series as a REIT.

The inclusion of REIT disclosures in the Offering Circular was an attempt to provide appropriate disclosures for any Series that may ultimately be treated as a REIT. However, in the latest filing, the company has made it clear in its additional disclosures that the company does not intend for either the Empire Series or the City Park Quad (Columbus) to elect qualification as a REIT.

Plan of Distribution and Subscription Procedure, page 136

We note your references in the Escrow Agreement, filed as Exhibit 1A-8, in Section 3

“Deposits into the Escrow Account” to depositing “virtual currencies”. We also see your statements on your website (https://rhove.com) to “Crypto, meet real estate. Turn your digital assets into real estate and grow your portfolio with two of the most valuable asset classes in the world. Ethereum, Metamask and Aave. Get started.” Please clarify whether and to what extent you will accept payment for subscriptions in virtual currencies. Tell us how and when you will determine the value of such virtual currencies. Clarify who will bear the risk of fluctuation in value of these forms of payment between the date of payment and the issuance of the securities. We may have further comment.

The company will not accept any form of virtual currency or cryptocurrency in this Offering. All payments will only be accepted in U.S. Dollars. In order to avoid any possible confusion and to remove any doubt, additional disclosure has been added to the latest filing to make this clear.

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

As for the escrow agreements, these forms were drafted by the escrow agent – PrimeTrust. PrimeTrust is a third-party not affiliated with the company outside of the services being provided by this agreement. Their platform offers services through third-parties that convert virtual currencies to USD for the purpose of subscribing to offerings. The company will not make use of this functionality at this time. While the escrow agreements do reference how virtual currencies would be deposited and handled, because virtual currency and cryptocurrency will not be accepted in this Offering, such references in the escrow agreements are irrelevant.

The company’s website content related to virtual currency and cryptocurrency has been removed. All references to Ethereum, Metamask, and Aave have been removed from the company’s website. The Company will not accept payment for subscriptions in virtual currencies.

As an explanatory note, the company previously included the language that you identify in your comments related to virtual currencies on its website for research and development purposes - researching the extent to which there is demand for people seeking to subscribe to offerings using virtual currencies. At this point, all such language has been removed given that the company is not accepted any such virtual currencies in these Offerings.

At this time, and for the offerings seeking qualification, only USD will be accepted as payment for subscriptions. The company and manager will not accept payment for subscriptions in virtual currencies, if ever, without first amending the offering circular and seeking qualification by the Commission for future offerings setting out in detail how such payments would occur.

We look forward to the Commission’s response and to addressing any further questions or comments.  The issuer would like to be qualified as soon as possible in order to start their offering. We are prepared to address any issues or concerns expeditiously. Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com